September 22, 2025

Yaky Yanay
Chief Executive Officer
Pluri Inc.
MATAM Advanced Technology Park,
Building No. 5, Haifa, Israel 3508409

       Re: Pluri Inc.
           Registration Statement on Form S-3
           Filed September 17, 2025
           File No. 333-290338
Dear Yaky Yanay:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Howard E. Berkenblit, Esq.